Exhibit 99.2
SHANDA GAMES LIMITED
(incorporated in the Cayman Islands with limited liability)
(NASDAQ: GAME)
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN THAT an annual general meeting of shareholders (the “Meeting”) of Shanda Games Limited (the “Company”) will be held at Island Shangri-la Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong, on October 22, 2010 at 2 p.m. local time for the following purposes:
1.	To re-elect Mr. Qunzhao Tan as a director of the Company;

2.	To re-elect Mr. Tianqiao Chen as a director of the Company;

3.	To re-elect Mr. Danian Chen as a director of the Company;

4.	To re-elect Mr. Lai Xing Cai as a director of the Company;

5.	To re-elect Mr. Andy Lin as a director of the Company;

6.	To re-elect Mr. Heng Wing Chan as a director of the Company;

7.	To elect Ms. Grace Wu as a director of the Company;

8.	To amend the Company’s 2008 Amended and Restated Equity Compensation Plan (“the Plan”) by increasing the number of authorized shares available for grant under the Plan from 44,000,000 Class A ordinary shares to 54,750,000 Class A ordinary shares; and

9.	To approve, ratify and confirm the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditor for the fiscal year ended December 31, 2010.
The Board of Directors of the Company has fixed the close of business on September 22, 2010 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.
By Order of the Board of Directors,
Qunzhao Tan
Chairman of the Board of Directors and Chief Executive Officer
Shanghai, China
September 22, 2010

SHANDA GAMES LIMITED
2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 22, 2010
PROXY STATEMENT
The board of directors of Shanda Games Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders of the Company to be held on October 22, 2010 at 2 p.m., local time, or at any adjournment or postponement thereof (the “Meeting”). The Meeting will be held at Island Shangri-la Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong.
Shareholders of record at the close of business on September 22, 2010 (the “Record Date”) of shares in the capital of the Company are entitled to vote at the Meeting. The quorum for the Meeting shall be one or more members present in person or by proxy holding not less than 50% of the voting rights represented by outstanding ordinary shares of the Company.
A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a shareholder of the Company. Each holder of Class A ordinary shares of the Company shall be entitled to one vote in respect of each Class A ordinary share held by him on the Record Date. Each holder of Class B ordinary shares of the Company shall be entitled to ten votes in respect of each Class B ordinary share held by him on the Record Date.
PROPOSALS TO BE VOTED ON
At the Meeting, ordinary resolutions will be proposed as follows:
1.	To re-elect Mr. Qunzhao Tan as a director of the Company;

2.	To re-elect Mr. Tianqiao Chen as a director of the Company;

3.	To re-elect Mr. Danian Chen as a director of the Company;

4.	To re-elect Mr. Lai Xing Cai as a director of the Company;

5.	To re-elect Mr. Andy Lin as a director of the Company;

6.	To re-elect Mr. Heng Wing Chan as a director of the Company;

7.	To elect Ms. Grace Wu as a director of the Company;

8.	To amend the Company’s 2008 Amended and Restated Equity Compensation Plan (“the Plan”) by increasing the number of authorized shares available for grant under clause 4.2 of the Plan from 44,000,000 Class A ordinary shares to 54,750,000 Class A ordinary shares; and

9.	To approve, ratify and confirm the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditor for the fiscal year ended December 31, 2010.
VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES
For holders of the Company’s ordinary shares, you should vote by either attending the Meeting in person or by mailing the attached proxy form as instructed therein.
VOTING PROCEDURE FOR HOLDERS OF AMERICAN DEPOSITARY SHARES
JPMorgan Chase Bank, N.A., as depositary of the American Depositary Shares (the “ADSs”), has advised the Company that it intends to mail to all holders of ADSs the Notice of the Meeting, this Proxy Statement and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, the depositary will endeavor, to the extent practicable, to vote or cause to be voted the amount of Class A ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set for in such request. The depositary has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the Class A ordinary shares represented by the ADSs, only the depositary may vote those Class A ordinary shares at the Meeting. Holders of ADSs may attend, but may not vote at, the Meeting. The depositary and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.
There is no guarantee that holders of the ADSs or any such holder in particular will receive the Notice of the Meeting with sufficient time to instruct the depositary to vote, and it is possible that a holder of the ADSs will not have the opportunity to exercise its right to vote.
If (1) the enclosed ADS Voting Instruction Card is signed but is missing voting instructions, (2) the enclosed ADS Voting Instruction Card is improperly completed or (3) no ADS Voting Instruction Card is received by the depositary from a holder of the ADSs by 12 p.m., Eastern Standard Time, on October 15, 2010, the depositary shall deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote as the designated person so authorize.

ANNUAL REPORT TO SHAREHOLDERS
Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders and beneficial owners of the Company’s ADSs and Class B ordinary shares. You may obtain a copy of our 2009 annual report to shareholders by visiting the “Financial Report” heading under the “Investor Relations” section of the Company’s website at www.shandagames.com. If you want to receive a paper or email copy of the Company’s 2009 annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at IR@shandagames.com.

PROPOSAL 1 THROUGH PROPOSAL 7
ELECTION OF DIRECTORS
The board of directors currently consists of six members with one vacancy. Each of the current directors will seek re-election at the Meeting. In addition, Ms. Grace Wu will seek election as a director of the Company at the Meeting.
Each director to be elected will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal.
DIRECTORS FOR RE-ELECTION
Qunzhao Tan has served as the chairman of the Company’s board of directors since May 2009 and as its chief executive officer since January 2010. Prior to joining the Company, Mr. Tan served as the president of Shanda Interactive Entertainment Limited since April 2008 and its chief technology officer since July 2003. Mr. Tan is also a member of the board of directors of Shanda Interactive Entertainment Limited, Actoz Soft, Co. Ltd., and Goldcool Holdings Limited and Mochi Media, Inc., which are wholly-owned subsidiaries of the Company. Mr. Tan holds a bachelor’s degree in chemical engineering from East China University of Science and Technology and an Executive Master of Business Administration degree from Peking University.
Tianqiao Chen has served as a director of the Company since June 2008. Mr. Tianqiao Chen is one of the co-founders of Shanda Interactive Entertainment Limited and has served as the chairman of the board of directors and the chief executive officer of Shanda Interactive Entertainment Limited since its inception in December 1999. Mr. Chen also serves as a member of the board of directors of SinoMedia Holding Ltd., which is listed on the Hong Kong Stock Exchange, and Ku6 Media Co., Ltd. (formerly named Hurray! Holding Co., Ltd.), which is listed on the Nasdaq Global Market. Mr. Chen holds a bachelor’s degree in economics from Fudan University. Mr. Tianqiao Chen is the brother of Mr. Danian Chen, who is also a director of the Company.
Danian Chen has served as a director of the Company since June 2008. Mr. Danian Chen is one of the co-founders of Shanda Interactive Entertainment Limited. Mr. Danian Chen has served in various capacities at Shanda Interactive Entertainment Limited, mostly recently as the chief operating officer beginning in April 2008. Mr. Chen is also a member of the board of directors of Shanda Interactive Entertainment Limited, a position which he has held since its inception in 1999, and Ku6 Media. Mr. Danian Chen is Mr. Tianqiao Chen’s brother.

Lai Xing Cai has served as a director of the Company since May 2009. Mr. Cai had served as the chairman of Shanghai Industrial Investment (Holdings) Co., Ltd. from 1996 to 2008. He was formerly a Deputy Secretary of the Shanghai Municipal Government and was responsible for economic planning, finance and research. In addition, he was Deputy Director of the Shanghai Planning Committee and Pudong Development Office, and a Director of the Municipal Government’s Research Office. He has decades of experience in economics, finance and enterprise management. In 1988, in recognition of his outstanding contribution, he was accredited as a State-Class Economist. Mr. Cai is currently a member of the National Committee of the Chinese People’s Political Consultative Conference. Mr. Cai graduated from Tongji University.
Andy Lin has served as a director of the Company since May 2009. Mr. Lin currently serves as the general manager of China Universal Asset Management Co., Ltd. He previously served as a manager and an assistant director of the listing department of the Shanghai Stock Exchange and served at the China Securities Regulatory Commission as a regulator. Mr. Lin obtained a master’s degree in economics from Fudan University and a Master of Business Administration degree from Harvard Business School.
Heng Wing Chan has served as a director of the Company since June 2009. Mr. Chan currently serves as the chief China representative of Temasek Holdings (Pte) Ltd., an investment company based in Singapore and wholly owned by the Singapore Ministry of Finance. Mr. Chan is primarily responsible for managing Temasek’s relationships with foreign governments and private enterprises. He previously worked for the Ministry of Foreign Affairs and the Ministry of Information of Singapore, including serving in Singapore’s Permanent Mission to the United Nations and as Singapore’s Ambassador to Thailand for four years. Mr. Chan also served as the press secretary to Prime Minister Goh Chok Tong before serving as Singapore’s Consul General in Hong Kong for five years, including the period of Hong Kong’s handover to China. Prior to his diplomatic career, Mr. Chan was a television producer and commentator. Mr. Chan holds a bachelor’s degree in philosophy from the University of Singapore and a post graduate degree from Columbia Graduate School of Journalism.
DIRECTOR FOR ELECTION
Grace Wu is the chief financial officer of Shanda Interactive Entertainment Limited. From 2002 to 2007, Ms. Wu worked for AU Optronics Corp., a leading TFT-LCD manufacturer. Prior to that, Ms. Wu worked for Goldman Sachs and Lehman Brothers. Ms. Wu holds a bachelor’s degree from National Taiwan University and a Master of International Affairs in international banking and finance from Columbia University.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 8
INCREASE THE NUMBER OF AUTHORIZED SHARES UNDER THE
COMPANY’S 2008 AMENDED AND RESTATED EQUITY COMPENSATION
PLAN
In November 2008, the board of directors of the Company and the Company’s sole shareholder adopted the Company’s 2008 Equity Compensation Plan to attract, motivate, retain and reward selected employees and other eligible persons of the Company. The Company’s 2008 Equity Compensation Plan was amended in September 2009 (the “Amended Plan”). The Amended Plan provides for the issuance of up to 44,000,000 Class A ordinary shares.
The board of directors of the Company has authorized, subject to the approval of the shareholders, an amendment to the Amended Plan by increasing the number of authorized shares available for grant under the Amended Plan from 44,000,000 Class A ordinary shares to 54,750,000 Class A ordinary shares.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE INCREASE IN THE NUMBER OF AUTHORIZED SHARES UNDER THE
AMENDED PLAN.

PROPOSAL 9
RATIFICATION AND APPOINTMENT OF INDEPENDENT AUDITORS
The Company’s audit committee recommends, and the Board of Directors concurs, that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be appointed as the Company’s independent auditors for the year ending December 31, 2010.
In the event our shareholders fail to ratify the appointment, our audit committee, will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.
THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR
RATIFICATION OF THE APPOINTMENT OF
PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY
AS THE COMPANY’S INDEPENDENT AUDITORS
FOR THE YEAR ENDING DECEMBER 31, 2010.

OTHER MATTERS
The board of directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Qunzhao Tan Chairman of the Board of Directors and Chief Executive Officer

Dated: September 22, 2010